================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1.   RADVision Ltd. Press Release dated July 27, 2000 re Second Quarter Results.

                                                                          ITEM 1

FOR IMMEDIATE RELEASE

  Contact:
  David Seligman                                Karen Gurwitz
  Chief Financial Officer                       Dir. Corporate Communications
  RADVision, Ltd.                               RADVision, Inc.
  Tel: 972.3.645.5446                           Tel: 201.529.4300, x305
  Seligman@tlv.radvision.com                    kgurwitz@radvision.com

  Investor Contact:
  Jody Burfening/Sanjay Hurry
  Lippert/Heilshorn & Assoc.
  Tel: 212.838.3777
  jbs@lhai.com


     RADVISION ANNOUNCES RECORD SECOND QUARTER RESULTS WITH REVENUES UP 156%

  - Company Broadens Market Penetration with Expanded IP Communications Product Offering for Service Providers and Next Generation Carriers -

      Tel Aviv, Israel, July 27, 2000 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced results for the second quarter ended June 30, 2000.

         Revenues for the second quarter were $10.2 million compared with $4.0 million for the same period in 1999, representing a 156% increase. Net Income for the quarter was $741,000, or $0.04 per share ($0.03 per share on a fully diluted basis), compared with a net loss of $380,000, or $0.03 cents per share, for the second quarter of 1999. Included in the net income for the quarter is
1.3 million of financial income.

         Revenues for the six months ended June 30, 2000 reached $18.2 million, compared with $7.4 million for the same period last year, representing a 145%
increase. Net income for the six months were $220,000, or $0.01 per share, compared with a loss of $413,000, or ($0.03) per share, last year.

      "By any measure, we have had an outstanding quarter," said Ami Amir, chief executive officer of RADVision Ltd. "We added to our growing customer base as
                                    - more -
companies around the world continue to rely on RADVision to provide them with the core building blocks for their IP-based communications networks. We increased our penetration of the global IP communications marketplace in Asia by expanding our distribution partnership with NTT-ME and signing a new agreement with Samsung. At the same time, the sales office we opened in Hong Kong last quarter is already exceeding our expectations."

     "Today, RADVision is a leader in providing IP-centric products and technology for the enterprise marketplace," continued Amir. "This quarter, we extended our leadership position into the service provider and next-generation carrier marketplace with the introduction of new MGCP technology and a Multipoint Processor platform. Providers of next generation communication networks, as they deploy IP-based solutions, need these products to provide their customers with scaleable, interoperable, and reliable applications and services, all functioning within a multi-protocol environment."

     "We are also on schedule to introduce our new SIP-based products for this market later in the year. With SIP and other MGCP-based products in development, we will further extend our penetration of the carrier marketplace. With this expanded product offering we will deliver the most complete multi-protocol family of IP communications technology available for service providers and next generation carriers."

     "Given the solid execution on our strategy to date, we believe we are well on our way to achieving operating profitability by the end of the year," concluded Amir. "We intend to stay at the technological forefront of the IP communications evolution by developing first-to-market solutions to meet the technological demands of this evolving marketplace."

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications.

                                    - more -

RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

All trademarks recognized

                             -- Tables to Follow --

                                 RADVision LTD.
                        Consolidated Statements of Income
                           (U.S. Dollars in thousands)


                                                        Three Months Ended                        Six Months Ended
                                                              June 30                                  June 30
                                                            (Unaudited)                              (Unaudited)
                                                        2000             1999                    2000             1999
                                                        ----             ----                    ----             ----

Sales                                                $10,201           $3,979                 $18,028           $7,372
Cost of Sales                                          2,579              592                   4,523            1,046
                                                  ----------       ----------              ----------       ----------
Gross Profit                                           7,622            3,387                  13,505            6,326


Research and Development, Net                          2,967            1,599                   5,261            2,799
Marketing and Selling, Net                             4,523            1,844                   8,134            3,505
General and Administration                               670              291                   1,285              531
                                                  ----------       ----------              ----------       ----------
Operating Income (Loss)                                 (538)            (347)                 (1,175)            (509)

Financial Income (net)                                 1,279               (1)                  1,395               96

Net Income/(Loss)                                      $ 741           $ (348)                 $  220           $ (413)
                                                  ----------       ----------              ----------       ----------

Earnings per Share (U.S. Dollars)                      $0.04           ($0.03)                  $0.01           ($0.03)
                                                        ====             ====                    ====             ====

Weighted Average Number of Shares
Outstanding During the Period - Basic             18,598,596       13,485,221              16,612,550       13,485,221

Diluted  Earnings per Share (U.S. Dollars)            $ 0.03                                   $ 0.01
                                                        ====                                     ====

Weighted Average Number of Shares
Outstanding During the Period - Diluted           21,705,623                               19,710,105



                                   -- more --

                                 RADVision LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                               June 30          December 31
                                                2000               1999
                                              Unaudited)         (Audited)
Assets
Cash and Short Term Deposits                  $ 51,972           $  2,605
Receivables - Trade                              5,731              3,214
Receivables - Other                              2,022              1,517
Inventories                                      4,766              2,433
                                              --------          ---------
Current Assets                                  64,491              9,769

Long Term Investments                           43,278                ---
                                              --------          ---------

Severance Pay Fund                                 654                470
                                              --------          ---------

Equipment
Cost                                             5,514              4,400
Less Accumulated Depreciation                    1,889              1,379
                                              --------          ---------
                                                 3,625              3,021

Total Assets                                   112,048           $ 13,260
                                              ========          =========



Liabilities and Equity
Short Term Debt                                  $  63            $    64
Payable - Trade & Related Parties                1,073              2,558
Other Payables & Accrued Expenses               16,456              6,333
                                              --------          ---------
Current Liabilities                             17,592              8,955

Accrued Severance Pay                            1,149                757
                                              --------          ---------

Bank Loans                                          33                 67
                                              --------          ---------

Shareholder's Equity
Share Capital                                      147                 21
Capital Surplus                                103,151             13,789
Deferred compensation                            (967)            (1,052)
Accumulated deficit                            (9,057)            (9,277)
                                              --------          ---------
                                                93,274              3,481

Total Liabilities                              112,048           $ 13,260
                                              ========          =========





                                       ###

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: August 2, 2000